ASX RELEASE
1 May 2013

Placement Cleansing Notice

We refer to the Notice of General Meeting and Related Documentation of Novogen Limited (Novogen) (ASX: NRT) dated 18 March 2013 for the general meeting of the members of Novogen held on 19 April 2013. Following the passage of resolution 1 as set out in the Notice (‘Approval to Raise Additional Capital’), Novogen issued 14,425,150 ordinary shares at an issue price of 16.6 cents per share to sophisticated investors on 24th April 2013 (Placement Shares).

For the purposes of section 708A(5)(e)(i) of the Corporations Act 2001 (Cth) (Corporations Act) Novogen gives notice that:

1.

Novogen issued the Placement Shares without disclosure to investors under Part 6D.2 of the Corporations Act;

2.

as at the date of this notice, Novogen has complied with:

(a)

the provisions of Chapter 2M of the Corporations Act as they apply to Novogen; and

(b)

section 674 of the Corporations Act; and

3.

as at the date of this notice, there is no information that is “excluded information” (as defined in subsections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by Novogen.

Yours faithfully

Andrew Bursill

Company Secretary

Novogen Ltd

920151_1_placement cleansing notice

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